

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

July 16, 2009

Jeffrey J. Kyle
Chief Financial Officer
Sensus Metering Systems (Bermuda 2) Ltd.
Sensus Metering Systems Inc.
8537 Six Forks Road, Suite 400
Raleigh, North Carolina 27615

> **Re: Sensus Metering Systems (Bermuda 2) Ltd.
> Sensus Metering Systems Inc.
> Form 10-K for the fiscal year ended March 31, 2009
> File No. 333-113658**

Dear Mr. Kyle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief